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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*

                    American Communications Services, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  025 20B102
       ----------------------------------------------------------------
                                (CUSIP Number)

George M. Middlemas, 233 S. Wacker Drive, Suite 9600, Chicago, Illinois 60606
                                (312)258-0320
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 April 15, 1997
       ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 025 20B102                                                                 PAGE 2 OF 22 PAGES

-----------------------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Apex Investment Fund Limited Partnership    36-357-2877

-----------------------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a)  [ ]
                                                                                                                     (b)  [x]

-----------------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]



-----------------------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

-----------------------------------------------------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
                                           418,797**
                          ---------------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                         0
   NUMBER OF SHARES       ---------------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                           418,797**
                          ---------------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           0

-----------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     418,797**


-----------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     1.2%


-----------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                     PN
-----------------------------------------------------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT!  **SEE ITEM 5 HEREOF
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP NO. 025 20B102                                                                 PAGE 3 OF 22 PAGES

-----------------------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Apex Investment Fund II, L.P.    36-389-8753


-----------------------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) [ ]
                                                                                                                      (b) [x]



-----------------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]



-----------------------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

-----------------------------------------------------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
                                           1,222,702**
                          ----------------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                         0
   NUMBER OF SHARES
  BENEFICIALLY OWNED      ----------------------------------------------------------------------------------------------------
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                           1,222,702**
                          ----------------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                         0

-----------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,222,702**


-----------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     3.5%


-----------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                     PN
-----------------------------------------------------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT!  **SEE ITEM 5 HEREOF
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP NO. 025 20B102                                                                 PAGE 4 OF 22 PAGES

-----------------------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Productivity Fund II, L.P.     36-377-5406


-----------------------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) [ ]
                                                                                                                      (b) [x]



-----------------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]



-----------------------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

-----------------------------------------------------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
                                           780,883**
                          ---------------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                           0
   NUMBER OF SHARES
  BENEFICIALLY OWNED      ---------------------------------------------------------------------------------------------------
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                           780,883**
                          ---------------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                           0

-----------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     780,883**


-----------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     2.2%


-----------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                     PN
-----------------------------------------------------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT!  **SEE   ITEM 5 HEREOF INCLUDE
         BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



  CUSIP NO. 025 20B102                                                                 PAGE 5 OF 22 PAGES

-----------------------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Environmental Private Equity Fund II, L.P.     36-383-0765


-----------------------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) [ ]
                                                                                                                      (b) [x]



-----------------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]



-----------------------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

-----------------------------------------------------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
                                           779,855**

                          ---------------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                           0
   NUMBER OF SHARES
  BENEFICIALLY OWNED      ---------------------------------------------------------------------------------------------------
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                           779,855**
                          ---------------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                           0

-----------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     779,855**


-----------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     2.2%


-----------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                     PN
-----------------------------------------------------------------------------------------------------------------------------

            *SEE INSTRUCTIONS BEFORE FILLING OUT! **SEE ITEM 5 HEREOF INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 6 of 22 Pages

THIS SCHEDULE AMENDS A SCHEDULE 13D DATED AUGUST 3, 1995, AS AMENDED BY AMENDMENT NO. 1 DATED AUGUST 11, 1995 AND AMENDMENT NO. 2 DATED DECEMBER 1, 1995.

                         Item 1.  Security and Issuer.

         This Schedule 13D is filed with respect to shares of Common Stock ("Common Stock") of American Communications Services, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 131 National Business Parkway, Suite 100, Annapolis Junction, Maryland 20701.


                       Item 2.  Identity and Background.

         This Schedule 13D is filed on behalf of Apex Investment Fund Limited Partnership, a Delaware limited partnership ("Apex I"), Apex Investment Fund II, L.P., a Delaware limited partnership ("Apex II"), The Productivity Fund II, L.P., a Delaware limited partnership ("PF II") and Environmental Private Equity Fund II, L.P., a Delaware limited partnership ("EPEF"). (Apex I, Apex II, PF II and EPEF will be referred to collectively as the "Filing Parties"). Apex I and Apex II maintain their principal office at 233 South Wacker Drive, 9600 Sears Tower, Chicago, Illinois 60606 ("Suite 9600"). EPEF and PF II maintain their principal offices at 233 South Wacker Drive, 9500 Sears Tower, Chicago, Illinois 60606 ("Suite 9500"). The principal business of each of the Filing Parties is venture capital and private equity investment.

         Each of the Filing Parties is controlled through one or more partnerships. In this Schedule 13D, the persons who have or share control of a Filing Party after looking through one or more intermediate partnerships will be referred to as "ultimate general partners." The ultimate general partners of Apex I and Apex II are: First Analysis Corporation, a Delaware corporation ("FAC"), Stellar Investment Co. ("Stellar"), a corporation controlled by James
A. Johnson ("Johnson"); George Middlemas ("Middlemas"); and Chartwell Holdings, Inc. ("Chartwell"), a corporation controlled by Paul J. Renze ("Renze"). The ultimate general partners of PF II are FAC and Bret R. Maxwell ("Maxwell"). The ultimate general partners of EPEF are FAC, Maxwell, Robertson, Stephens & Co. ("RS"), Argentum Environmental Corporation ("AEC") and Schneur Z. Genack, Inc. ("SZG").

         (a), (b) and (c). The following information is furnished with respect to each person who takes executive actions on behalf of FAC with respect to its functioning as an ultimate general partner of the Filing Parties, and on behalf of Maxwell personally, each of whom maintains Suite 9500 as his principal business address:

         Name                                      Affiliation with FAC
         ----                                      --------------------
1.  F. Oliver Nicklin                              President and Director
2.  Bret R. Maxwell                                Managing Director

                                                              Page 7 of 22 Pages


         Each of the above is principally employed as an executive of FAC. FAC's principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 9500.

         (a), (b) and (c) (con't). Each of Johnson and Middlemas is principally employed as an executive of Apex and maintains his business address at Suite 9600. Renze is principally employed as an independent investor and maintains his business address at 20 North Wacker Drive, Suite 2200, Chicago, Illinois 60606 ("Suite 2200"). Stellar's principal business is serving as an ultimate general partner of investment partnerships. Its business address is maintained at Suite 9600. Chartwell's principal business is serving as an ultimate general partner of investment partnerships. Its business address is maintained at Suite 2200.

         (a), (b) and (c) (con't). Each of AEC and SZG maintains its business address c/o The Argentum Group ("TAG"), 405 Lexington Avenue, New York, New York 10174 (the "TAG Address"). The persons who take actions on behalf of AEC and SZG with respect to their functioning as ultimate general partners of EPEF are Schneur Z. Genack ("Genack"), Daniel Raynor ("Raynor") and Walter H. Barandiaran ("Barandiaran"). Each of Genack, Raynor and Barandiaran is principally employed as an executive of TAG and maintains his business address at the TAG address. TAG's principal business is merchant banking.

         (a), (b) and (c) (con't). RS maintains its business address at One Embarcadero Center, San Francisco, California 94111 (the "RS Address"). The person who takes actions on behalf of RS with respect to its functioning as an ultimate general partner of EPEF is Charles R. Hamilton ("Hamilton"). Hamilton is principally employed as a partner of RS. Hamilton maintains his principal business address at the RS Address. RS's principal business is investment banking.

         (d) and (e) None of the Filing Parties and, to the best of each Filing Party's knowledge, none of the persons listed in the responses to Items 2(a), (b) or (c) above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (f) To the best of each Filing Party's knowledge, each of the natural persons listed in the responses to Items 2(a), (b) or (c) above is a citizen of the United States.


         Item 3.  Source and Amount of Funds or Other Consideration.

         All of the funds invested (or to be invested) by the Filing Parties in the Company were obtained (or are expected to be obtained) from capital contributions made by their respective partners.

                                                              Page 8 of 22 Pages


                        Item 4.  Purpose of Transaction.

         The securities of the Company held by the Filing Parties were purchased as an investment. One or more of the Filing Parties may, in the future, purchase additional securities of the Company or dispose of securities of the Company.

         Except as described below, none of the Filing Parties has any present plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Rule 13D-101 promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"). In the future, however, each of the Filing Parties reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.


                 Item 5.  Interest in Securities of the Issuer.

         (a) (i) As of the date of this Schedule, each of the Filing Parties owns the number of shares of Common Stock and other securities of the Company described below:

                 (A) Apex I - 418,797 shares of Common Stock. Subject to the assumptions described below, Apex I owns 1.2% of the Common Stock.

                 (B) Apex II - 1,222,702 shares of Common Stock. Subject to the assumptions described below, Apex II owns 3.5% of the Common Stock.

                 (C) PF II - 780,883 shares of Common Stock. Subject to the assumptions described below, PF II owns 2.2% of the Common Stock.

                 (D) EPEF - 779,855 shares of Common Stock. Subject to the assumptions described below, EPEF owns 2.2% of the Common Stock.

         All of the above percentages are computed assuming no exercise of options or conversion of any convertible security by any other Filing Party or any other person.

         In addition, Middlemas holds 20,000 shares of Common Stock directly, 8,000 shares of Common Stock through an individual retirement account, and fully-vested options to purchase 30,000 shares of Common Stock.

         (ii) By reason of its status as a general partner or ultimate general partner of each of the Filing Parties, FAC may be deemed to be the indirect beneficial owner of 3,202,237 shares of Common Stock, or 9.1% of such shares. By reason of his status as the majority stockholder of FAC, F. Oliver Nicklin may also be deemed to be the indirect beneficial owner of such shares.

         By reason of their status as ultimate general partners of Apex I and Apex II, Stellar (and through Stellar, Johnson), Middlemas and Chartwell (and through Chartwell, Renze) may be

                                                              Page 9 of 22 Pages

deemed to be the indirect beneficial owners of 1,641,499 shares of Common Stock, or 4.7% of such shares. When these shares are combined with the 20,000 shares of Common Stock owned individually, the 8,000 shares of Common Stock owned through an individual retirement account, and his option to purchase 30,000 shares of Common Stock described above, Middlemas may be deemed to be the beneficial owner (directly with respect to the option shares and indirectly as to the balance) of 1,699,499 shares of Common Stock, or 4.9% of such shares.

         By reason of his status as an ultimate general partner of PF II and EPEF, Maxwell may be deemed to be the indirect beneficial owner of 1,580,738 shares of Common Stock, or 4.5% of such shares.

         By reason of RS's, AEC's and SZG's status as ultimate general partners of EPEF, RS, AEC, SZG and their controlling persons may be deemed to be the indirect beneficial owners of 779,855 shares of Common Stock, or 2.2% of such shares.

         (iii) Each of the Filing Parties disclaims beneficial ownership of all shares described herein except those shares that are owned by the Filing Party directly. The Filing Parties understand that each of the other persons named as an officer, director, partner or other affiliate of any Filing Party herein disclaims beneficial ownership of all of the shares described herein, except for Middlemas with respect to the 20,000 shares of Common Stock held by him directly, the 8,000 shares of Common Stock held through his individual retirement account, and the option to purchase 30,000 shares of Common Stock held by him.

         In addition, Apex II disclaims beneficial ownership of the 300,000 shares of Common Stock that are subject to the put option described in the response to Item 6 of this Schedule.

         Each of the Filing Parties disclaims the existence of an "group" among any or all of them and further disclaims the existence of a "group" among any or all of them and any or all of the other persons named as an officer, director, partner or other affiliate of any Filing Party, in each case within the meaning of Section 13(d)(3) of the 1934 Act.

         (b) (i) Apex I has the sole power to dispose of and to vote 418,797 shares of Common Stock. FAC, Stellar, Middlemas and Chartwell may be deemed to share the power to dispose of and to vote such shares.

         (ii) Apex II has the sole power to dispose of 1,222,702 shares of Common Stock. FAC, Stellar, Middlemas and Chartwell may be deemed to share the power to dispose of and to vote such shares.

         (iii) PF II has the sole power to dispose of and to vote 780,883 shares of Common Stock. FAC and Maxwell may be deemed to share the power to dispose of or vote such shares.

                                                             Page 10 of 22 Pages


         (iv) EPEF has the sole power to dispose of 779,855 shares of Common Stock. FAC, Maxwell, RS, AEC and SZG may be deemed to share the power to dispose of or vote such shares.

         (v) Middlemas has the sole power to vote and dispose of 28,000 shares of Common Stock and, subject to the exercise of his option, 30,000 shares of Common Stock that are the subject of his option.

         (c) (i) On April 10, 1997, Middlemas, through an individual retirement account, purchased in open market transactions an aggregate of 8,000 shares of Common Stock at an average cash purchase price of $5.164 per share.

         (ii) On April 15, 1997, Apex I purchased 31,487 shares of Common Stock and Apex II purchased 104,956 shares of Common Stock, each in a private placement transaction with the Company at a cash purchase price of $4.70 per share.

         (iii) On April 15, 1997, the Filing Parties received from the Company an aggregate of 152,897 shares of Common Stock as payment in full of the dividends accrued through such date on the shares of Series A-1 Preferred owned by the Filing Parties as follows: 11,113 shares to Apex I; 71,959 shares to Apex II; 43,890 shares to PF II; and 25,935 shares to EPEF. The Common Stock was valued at $4.70 per share for such purposes.

         (iv) On April 15, 1997, the Filing Parties received from the Company an aggregate of 72,712 shares of Common Stock as payment in full of the dividends accrued through such date on the shares of Series B-3 Preferred owned by the Filing Parties as follows: 16,983 shares to Apex I; 11,322 shares to Apex II; 4,780 shares to PF II; and 39,627 shares to EPEF. The Common Stock was valued at $4.70 per share for such purposes.

         (v) On April 15, 1997, all shares of Series A-1 Preferred and Series B-3 Preferred owned by the Filing Parties were mandatorily converted without further consideration into an aggregate of 2,178,123 shares of Common Stock now owned by the Filing Parties as follows: Apex I - 278,973 shares; Apex II - 788,905 shares; PF II - 459,268 shares; and EPEF - 650,977 shares.

         (d)  None.

         (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           (a) Pursuant to an Assignment and Assumption Agreement dated June 21, 1995, a copy of which is attached to this Schedule as Exhibit B, Apex II assumed the obligations

                                                             Page 11 of 22 Pages

of the Company to purchase an aggregate of 300,000 shares of Common Stock at a price of $2.25 per share from Suite 1025 Limited Partnership, Lawrence Schneider and Henry Schneider (the "Option Holders"), as successors in interest to Thurston Partners, Inc. The option (the "Option") is contained in a Consulting Agreement between the Company and Thurston Partners, Inc., a copy of which is attached to this Schedule as Exhibit C. The Option is exercisable by the Option Holders at any time after October 25, 1995, subject to their exercise of warrants to purchase the shares that are the subject of the Option.

           (b) The Filing Parties are holders of certain rights to require registration of Common Stock and of certain rights to participate in sales of Common Stock pursuant to the agreements for the purchase of Series A Preferred and Series B-3 Preferred and the instruments described therein. Such rights pertain to two "demand registrations" of Common Stock and unlimited "piggyback" registration rights with respect to Common Stock and are on terms and conditions that are customary in transactions of this nature.

                  Item 7.  Material to be Filed as Exhibits.

Exhibit A.  Agreement with respect to joint filing of Schedule 13D dated
            August 3, 1995.  Page 14 of 22 pages.

Exhibit B.  Assignment and Assumption Agreement dated June 21, 1995.  Page 17 of 22 pages.

Exhibit C.  Consulting Agreement dated October 25, 1993.  Page 20 of 22 pages.

                                                             Page 12 of 22 Pages


           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 2, 1997

                                    APEX INVESTMENT FUND LIMITED PARTNERSHIP, a Delaware limited partnership

                                    By:   Apex Management Partnership, General
                                          Partner of Apex Investment Fund
                                          Limited Partnership

                                    By:   First Analysis Corporation, General
                                          Partner of Apex Management Partnership


                                          By:  /s/ Bret R. Maxwell
                                              -------------------------------
                                                   Bret R. Maxwell
                                               Title:  Managing Director



                                    APEX INVESTMENT FUND II, L.P., a Delaware limited partnership

                                    By:   Apex Management Partnership, General
                                          Partner of Apex Investment
                                          Fund II, L.P.

                                    By:   First Analysis Corporation, General
                                          Partner of Apex Management Partnership

                                          By:   /s/ Bret R. Maxwell
                                              -------------------------------
                                                    Bret R. Maxwell
                                               Title:  Managing Director

                                                             Page 13 of 22 Pages


                                    ENVIRONMENTAL PRIVATE EQUITY FUND
                                    II, L.P., a Delaware limited partnership

                                    By:  Environmental Private Equity
                                         Management II, L.P., General Partner
                                         of Environmental Private Equity
                                         Fund II, L.P.

                                    By:  First Analysis EPEF Management
                                         Company II, General Partner of
                                         Environmental Private Equity
                                         Management II, L.P.

                                    By:  First Analysis Corporation, General
                                         Partner of First Analysis
                                         EPEF Management Company II


                                            By:   /s/ Bret R. Maxwell
                                                -------------------------------
                                                      Bret R. Maxwell
                                              Title:  Managing Director


                                    THE PRODUCTIVITY FUND II, L.P., a Delaware limited partnership

                                    By:  First Analysis Management Company II,
                                         General Partner of The
                                         Productivity Fund II, L.P.

                                    By:  First Analysis Corporation, General
                                         Partner of First Analysis
                                         Management Company II

                                            By:   /s/ Bret R. Maxwell
                                                -------------------------------
                                                      Bret R. Maxwell
                                              Title:  Managing Director